June 24, 2021

VIA EDGAR

Ms. Deborah O’Neal

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	BMO Funds, Inc. (the “Registrant”)
File Nos. 033-48907 and 811-58433

Dear Ms. O’Neal:

This letter responds to oral comments received from you on Thursday, June 17, 2021, regarding the preliminary proxy statement on Schedule 14A filed by the BMO Global Low Volatility Equity Fund (the “Fund”).

Your comments and the Registrant’s responses are set forth below. Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the preliminary proxy statement. Please note that concurrent with the filing of this response letter, the Registrant is filing a definitive proxy statement for the Fund pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934, as amended, which incorporates the comments specified below. The Registrant anticipates mailing the definite proxy statement to shareholders of the Fund on or about July 6, 2021.

1.	Comment: Confirm supplementally that the Fund will stay current on all filing obligations until the Fund has been liquidated.

Response: Confirmed.

2.	Comment: Confirm supplementally that the Fund’s series and class identifiers will be marked as “inactive” on EDGAR subsequent to the liquidation of the Fund.

Response: Confirmed.

3.	Comment: Confirm supplementally that the Fund will use all reasonable efforts to locate all shareholders of the Fund.

Response: Confirmed.

4.	Comment: Confirm supplementally that the Fund will review the collectability of all receivables and that any receivables that will not be collected will be included in the Fund’s liquidation costs.

Response: Confirmed.

5.

Comment: Confirm supplementally whether the accrual requirements under Financial Accounting Standards Board (“FASB”) Codification Topic 450, formerly Financial Accounting Standards No. 5, will be used in accounting for the liquidation of the Fund.

Response: The Registrant is unaware of any loss contingencies relating to the Fund at this time. The intent is to have the expenses accrued sufficiently at the time of liquidation. Any shortfall in the accruals will be covered by the Fund’s investment adviser, BMO Asset Management Corp.

6.	Comment: Confirm supplementally whether and when the Fund has stopped selling shares in the Fund.

Response: The Registrant confirms that the Fund stopped selling shares in the Fund to new investors on May 27, 2021, although existing investors may continue to make additional purchases.

7.	Comment: Confirm supplementally that shareholders of the Fund will receive liquidation proceeds not more than seven (7) days following the liquidation of the Fund.

Response: Confirmed.

*        *        *

If you have any questions regarding these responses, please contact the undersigned at (414) 287-9514.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Margaret L. Johnson

Margaret L. Johnson

cc:	Working Group